July 16, 2015

Securities and Exchange Commission

Attention: Craig D. Wilson

100 F Street, N.E.

Washington, D.C. 20549

Re:Broadvision, Inc.

Form 10-K for Fiscal Year Ended December 31, 2014

Filed March 13, 2015

File No. 001-34205

Ladies and Gentlemen:

On behalf of Broadvision, Inc. (the “Company”), this letter is being submitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter, with respect to the Company’s Form 10-K for Fiscal Year Ended December 31, 2014.

Please be advised that the Company requests additional time to complete its review and discuss the comments by the Staff with its auditors and counsel.  The Company currently expects that it will provide its response to the Staff’s comment letter on or before July 24, 2015 and will further advise the Staff if it becomes unable to do so.

Please do not hesitate to contact me at (650)  295-0716 Ext 7111 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Peter Chu

Peter Chu

cc: Pehong Chen, Chief Executive Officer